Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended September 30,	2016	2015
Fixed charges:
Interest expense including amortization of debt discount	$184	$157
Portion of rentals representing an interest factor	24	21
Total fixed charges	$208	$178
Earnings available for fixed charges:
Net income	$1,131	$1,300
Equity earnings net of distributions	(28)	(23)
Income taxes	674	781
Fixed charges	208	178
Earnings available for fixed charges	$1,985	$2,236
Ratio of earnings to fixed charges	9.5	12.6

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